Exhibit 2.2

EXECUTED VERSION

ZEB Buyer, LLC c/o H.I.G. Capital, LLC

1450 Brickell Avenue, 31st Floor Miami, Florida 33131

March 29, 2024

ZimVie Inc.

4555 Riverside Drive

Palm Beach Gardens, Florida 33410

Reference is made to that certain Equity Purchase Agreement, dated as of December 15, 2023 (as may be amended, restated, supplemented or modified from time to time, the “EPA”), by and among ZIMVIE INC., a Delaware corporation (“Seller”), ZEB BUYER, LLC, a Delaware limited liability company (“Purchaser”), and ZIMMER BIOMET SPINE, LLC, a Delaware limited liability company (formerly ZIMMER BIOMET SPINE, INC., a Delaware corporation) (together with Purchaser and Seller, the “Parties”). Capitalized terms used but not defined in this letter agreement shall have the meaning given to them in the EPA.

The Parties have entered into this letter agreement to reflect certain amendments, consents, waivers, agreements and understandings, as set forth below, which each Party hereby agrees to and acknowledges:

1.
Section 1.06(b) of the EPA shall be amended and restated in its entirety as follows:

“With respect to each Deferred Market, on the applicable Deferred Market Closing Date, (i) Seller shall, and shall cause its Subsidiaries to, transfer legal title to the Transferred Assets in such Deferred Market (including, with respect to Brazil and Taiwan, the Equity Interests of the Brazil Subsidiary and the Taiwan Subsidiary, respectively) to Purchaser (or the applicable Purchaser Local Subsidiary) free and clear of all Liens (other than Permitted Liens) and (ii) Purchaser shall (or shall cause the applicable Purchaser Local Subsidiary to) assume the Assumed Liabilities in such Deferred Market from Seller and its Subsidiaries, in each case (as applicable), pursuant to instruments of transfer, assignment, conveyance and assumption that are customary in the applicable local jurisdiction prepared by Seller and in form and substance reasonably satisfactory to Purchaser, in each case, for no additional consideration and in accordance with the Steps Plan. The closing of any such deferred transfer (a “Deferred Market Closing”) shall be deemed to be effective as of 12:01 a.m., New York City time, on the applicable Deferred Market Closing Date.”

2.
The following new Section 1.08 shall be added to the EPA:

“Transferred Group Subsidiary Equity Interests. Notwithstanding anything to the contrary set forth in this Agreement, at the Closing, Purchaser shall (or shall cause its applicable Affiliate set forth on Section 1.08 of the Seller Disclosure Letter under the heading “Purchaser Designee” to) acquire from the applicable Affiliate of the Transferred Company set forth on Section 1.08 of the Seller Disclosure Letter under the heading “Seller Designee”, all of the issued and outstanding Equity Interests of the Group Subsidiary set forth on

Section 1.08 of the Seller Disclosure Letter under the heading “Group Subsidiary” (collectively, the “Transferred Group Subsidiary Equity Interests”). At the Closing, Seller shall deliver (or shall cause the applicable Designated Seller Subsidiary to deliver) certificates representing all certificated Transferred Group Subsidiary Equity Interests and customary instruments of transfer and assignment of the Transferred Group Subsidiary Equity Interests, in form and substance reasonably satisfactory to Purchaser, duly executed by Seller or the Designated Seller Subsidiary, as applicable. For the avoidance of doubt, the Parties hereby acknowledge and agree that (x) the Purchase Price being paid to Seller (or the Designated Seller Subsidiary) pursuant to Section 1.01 of this Agreement (as adjusted pursuant to Section 1.04) is inclusive of the consideration allocable to the Transferred Group Subsidiary Equity Interests and (y) Seller is receiving the Purchase Price allocable to the Transferred Group Subsidiary Equity Interests on behalf of its applicable Affiliates.

3.
The following new Section 1.08 shall be added to the Seller Disclosure Letter:

Section 1.08

Transferred Group Subsidiary Equity Interests

Group Subsidiary	Seller Designee	Purchaser Designee
ZimVie Singapore Pte Ltd.	ZimVie Netherlands BV (formerly Biomet 3i Netherlands B.V.)	ZEB Buyer Singapore Pte. Ltd.
EBI Patient Care Inc.	Biomet 3i LLC	ZEB BUYER PUERTO RICO, LLC
LDR Medical SAS	ZimVie Netherlands BV (formerly Biomet 3i Netherlands B.V.)	ZEB BUYER FRANCE SAS
4.
The definition of “Deferred Markets” shall be amended and restated in its entirety as follows:

“Deferred Markets” means Austria, Belgium, Brazil, Canada, Germany, Italy, Japan, Netherlands, Spain, Switzerland, the United Kingdom and Taiwan.

5.
The definition of “Deferred Market Conditions” shall be amended and restated in its entirety as follows:

“Deferred Markets Conditions” mean, with respect to each Deferred Market, (a) no Judgment enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority of competent jurisdiction or any applicable Law in such Deferred Market shall be in effect enjoining, restraining or otherwise making illegal, preventing or prohibiting the consummation of the Deferred Market Closing, (b) other than with respect to Brazil and Taiwan, the Purchaser Local Subsidiary for such Deferred Market shall have been organized and qualified to do business in such Deferred Market and shall have obtained all such regulatory approvals necessary in accordance with the Deferred Market Regulatory Roadmap (including, as applicable, approvals for the transfer of product registrations from the applicable Affiliate of Seller) to operate the applicable Deferred Local Business, (c) with respect to Brazil only, Seller shall have obtained all such regulatory approvals necessary in accordance with the Deferred Market Regulatory Roadmap to transfer certain product registrations related to the Seller Business from ZimVie Brasil Comércio, Importação e Exportação de Produtos Médicos Ltda. (the “Brazil Subsidiary”) to another Person and

(d) with respect to Taiwan only, Seller and Purchaser shall have obtained all such regulatory approvals necessary to transfer the Equity Interests of ZimVie Taiwan Co., Ltd. (the “Taiwan Subsidiary”) to Purchaser (or its designee).

6.
Schedule II of the EPA shall be amended and restated as follows:

Deferred Market Outside Dates

Deferred Market	Deferred Market Outside Date
Austria	September 15, 2024
Belgium	September 15, 2024
Brazil	December 15, 2024
Canada	December 15, 2024
Germany	September 15, 2024
Italy	September 15, 2024
Japan	December 15, 2024
Netherlands	September 15, 2024
Spain	September 15, 2024
Switzerland	September 15, 2024
Taiwan	December 15, 2024
United Kingdom	September 15, 2024

7.
Items 67 and 68 of Section 3.15(a) of the Seller Disclosure Letter shall be amended and restated in their entirety as follows:
67.
Triple-S Salud Medical, Prescription Drug, Dental, Vision, and Mental Health and Substance Abuse Insurance.*

68.
Inspira Employee Assistance Program.*
8.
Items 2.t and 2.u of Section 5.06(a) of the Seller Disclosure Letter shall be deleted.

9.
The two Business Employees listed on Exhibit A hereto (the “Specified China Employees”) shall not be subject to the transfer obligations of Seller and its Affiliates pursuant to Section 5.06(a) of the EPA.
10.
The following new Section 5.06(o) shall be added to the EPA.

“Upon written direction from Purchaser, Seller or its Affiliates shall terminate the employment of the applicable Specified China Employee (as defined in that certain letter agreement, dated as of March 29, 2024, by and among the parties), at or prior to the expiration of the applicable term in the Transition Services Agreement. Purchaser shall reimburse the applicable member of the Seller Group within ten (10) Business Days of notice thereof for the reasonable and documented out-of-pocket costs (including the employer-paid portion of any employment or similar taxes) for any severance payments or other severance benefits required by Contract (in effect as of the date hereof) or applicable Law to be provided by any member of the Seller Group to such Specified China Employee. Without limiting any other provision of this Agreement, Purchaser shall indemnify and hold harmless Seller and its Affiliates from all liabilities, obligations, claims and losses relating to the termination of employment of any Specified China Employee.”

11.
The following sentence shall be added to the end of Section 5.21(a) of the EPA:

“Notwithstanding the foregoing, Seller shall (i) until May 31, 2024 (or until the applicable renewal date), maintain coverage under all insurance policies

(x) related to the Deferred Local Businesses in the Deferred Markets and

(y) arranged or maintained by Seller or its Affiliates (other than the Group Companies) as of the Closing and (ii) thereafter and until the applicable Deferred Market Closing Date, arrange for coverage of the Deferred Local Businesses in the Deferred Markets under the insurance policies of Seller and its Affiliates in substantially the same manner as Seller and its Affiliates provide for the Seller Business. Seller and Purchaser agree that, following the Closing, such policies shall be for the benefit of Purchaser and its Affiliates (including, following the Closing, the Group Companies); provided that such policies shall be considered Available Insurance Policies, and any claims submitted thereunder by or on behalf of Purchaser or any Group Company shall be considered Coverage Claims, in each case subject to Section 5.21(b). Seller and Purchaser agree that all premiums and costs of maintaining such insurance policies related to the Deferred Local Businesses (or, as applicable, the portion of such insurance policies attributable to the Deferred Local Businesses) following the Closing, including any prepaid annual premiums and cancellation or adjustment fees and irrespective of whether the coverage period extends beyond the applicable Deferred Market Closing Date, shall be borne by Purchaser pursuant to the Net Economic Benefit Agreement or shall otherwise be reimbursed by Purchaser to the applicable member of the Seller Group within ten (10) Business Days of notice thereof; provided that Seller and its Affiliates shall use commercially reasonable efforts to cancel or otherwise terminate any unused portion of such coverage as a result of the applicable Deferred Market Closing and shall convey to Purchaser any refunds received by the applicable insurance provider within ten (10) Business Days of receipt thereof. Seller and Purchaser acknowledge and agree that nothing in this Section 5.21(a) shall limit the parties’ rights to indemnification pursuant to Article VIII. As of each Deferred Market Closing Date, Purchaser agrees to arrange for its own insurance policies with respect to the applicable Deferred Local Business.”

12.
To the extent that any Tax liability arising out of or relating to the Business that would otherwise constitute a Current Liability included in Closing Working Capital (as finally determined pursuant to Section 1.04 of the EPA) is not so included in Closing Working Capital solely because such liability is not a liability of a Group Company, Purchaser will not be responsible for such liability to the extent of the amount of such liability as of the Reference Time, as reflected in Seller’s books of accounts and financial and other records, determined in accordance with the Accounting Principles, pursuant to Section 5.25 (Wrong Pockets) and/or Section 8.03(b)(i) (Tax Indemnification) of the EPA.
13.
Miscellaneous. Except as specifically modified in this letter agreement, all of the terms and conditions of the EPA shall remain in full force and effect. The EPA (as amended by this letter agreement), together with the other Transaction Agreements, constitute the full and entire understanding and agreement between the Parties with respect to the subject matter hereof. Section 5.03 (Confidentiality) and Article IX (General Provisions) of the EPA shall apply mutatis mutandis to this letter agreement as if set out herein.

[signature page follows]

DocuSign Envelope ID: A7CA2C4B-CFBE-464C-B266-54FBE05E5168

Acknowledged and agreed as of the date first written above.

ZIMVIE INC. By: Heather Kidwell Title: SVP, Chief Legal, Compliance and Human Resources Officer and Corporate Secretary
ZEB BUYER, LLC By: Michael Gallagher Title: President
ZIMMER BIOMET SPINE, LLC By: Heather Kidwell Title: SVP, Chief Legal, Compliance and Human Resources Officer and Corporate Secretary

DocuSign Envelope ID: E565138D-41E2-45C2-B446-EC3C7A0914C2

Acknowledged and agreed as of the date first written above.

ZIMVIE INC.

By: Heather Kidwell

Title: SVP, Chief Legal, Compliance and Human Resources Officer and Corporate Secretary

ZEB BUYER, LLC

By: Michael Gallagher Title: President

ZIMMER BIOMET SPINE, LLC

By: Heather Kidwell

Title: SVP, Chief Legal, Compliance and Human Resources Officer and Corporate Secretary

[Signature Page to Side Letter to EPA]